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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               PFSB BANCORP, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  69332B109000
                         ------------------------------
                                 (CUSIP Number)

                                Warren A. Mackey
                           767 Fifth Avenue, 5th Floor
                    New York, New York 10153; (212) 319-0871
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 28, 2000
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         This Document Contains 4 Pages.


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CUSIP NO. 69332B109000                  SCHEDULE 13D           PAGE 2 OF 4 PAGES
          ------------                                             ---  ---

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        1         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Warren A. Mackey
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        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                                         (b)[ ]

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        3         SEC USE ONLY



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        4         SOURCE OF FUNDS*

                  Not Applicable
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        5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]


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        6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
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           NUMBER OF                    7        SOLE VOTING POWER

            SHARES                               0
                                     ------------------------------------------
         BENEFICIALLY                   8        SHARED VOTING POWER

           OWNED BY
                                     ------------------------------------------
             EACH                       9        SOLE DISPOSITIVE POWER

           REPORTING                             0
                                     ------------------------------------------
            PERSON                     10        SHARED DISPOSITIVE POWER

             WITH
                                     ------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             0
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       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            [ ]


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       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0
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       14         TYPE OF REPORTING PERSON*

                  IN
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                      * SEE INSTRUCTIONS BEFORE FILLING OUT


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                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 2

                  Warren A. Mackey hereby amends his Statement on Schedule 13D with respect to the shares of common stock, $.01 par value per share ("Shares"), of PFSB Bancorp, Inc., a Missouri corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the previously filed Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

                  Item 5 is amended in its entirety as follows:

                  (i) SHARE OWNERSHIP. As of the date hereof, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.

                  (ii) RECENT TRANSACTIONS. The Reporting Person, through Arles Partners LP, made the following sales of Shares in open market transactions in the over-the-counter market during the last 60 days:

                           Date           Number of Shares      Price per Share
                           ----           ----------------      ---------------

                           4/28/00           33,600                $12.375




                                Page 3 of 4 Pages

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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:            May 3, 2000




                                            By:     /s/Warren A. Mackey
                                               ---------------------------------
                                                     Warren A. Mackey












                                Page 4 of 4 Pages